Filed by The Talbots, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject company: BPW Acquisition Corp.
Commission File No. 001-33979

FOR IMMEDIATE RELEASE

CONTACT:	Julie Lorigan
Senior Vice President, Investor and Media Relations
(781) 741-7775

Stacy Berns/Melissa Jaffin – Investor/Media Relations
Berns Communications Group
(212) 994-4660

THE TALBOTS, INC. ANNOUNCES COMPREHENSIVE FINANCING SOLUTION TO
DELEVER ITS BALANCE SHEET AND ACCELERATE  GROWTH

-Talbots to Acquire BPW Acquisition Corp, a SPAC with $350 Million in Cash
- Will Retire Equity and Extinguish Debt Held by Talbots Majority Shareholder Aeon
-Agreement Reflects Complete Balance Sheet Solution
-Reduces Talbots Debt by Approximately $330 Million
-GE Capital to Provide New $200 Million Revolving Credit Facility
-Significant Benefits to Talbots Public Shareholders

Hingham, MA, December 8, 2009 – The Talbots, Inc. (NYSE:TLB), a leading international specialty retailer and direct marketer of women’s apparel, shoes and accessories, today announced agreements that in aggregate will reduce Talbots debt by approximately $330 million, provide access to a new secured debt facility, and re-establish the Company with a strong financial profile as it embarks on the next stage of growth.  This comprehensive financing solution includes three related transactions:

•
An Agreement and Plan of Merger between Talbots and BPW Acquisition Corp. (AMEX:BPW) (“BPW”), pursuant to which Talbots will acquire BPW in exchange for Talbots common stock.  BPW is a special purpose acquisition company with approximately $350 million in cash held in a trust account for the benefit of its shareholders, and which may be used in connection with a business combination.  The floating exchange ratio mechanism provides that BPW shareholders will receive a range of 0.9000 to 1.3235 Talbots shares per BPW share, as determined by a calculation of Talbots stock price at the time of closing.

•
The retirement of all equity currently held by Talbots majority stockholder, Aeon (U.S.A.), Inc., and the repayment of all of the Company’s existing debt.  Following completion of the transaction, Aeon will hold no Talbots debt or equity.

•	A commitment for a new $200 million senior secured revolving credit facility from GE Capital. Proceeds of this new facility will be used to fund the transactions and for ongoing working capital needs.

“This is an exciting time for Talbots as these transactions will create a stronger company with a solid financial foundation and a sharp focus on its future goals and opportunities,” said Trudy F. Sullivan, Talbots President and Chief Executive Officer.  “Today we reported very positive third quarter financial results and a return to profitability after undertaking a significant operational turnaround.  Over the past two years we reinvigorated the brand, re-engineered our supply chain, divested non-core businesses, and streamlined our cost structure to address both competitive and market pressures. With a stronger and more flexible balance sheet and capital structure, we will have completed another key milestone in our transformation and will be well positioned for future growth and value creation for all our stakeholders.”

 “We are grateful to Aeon for their tremendous support over the years and their commitment to and belief in our strategic plan.  We are pleased that we have developed a transaction that serves the best interests of our public shareholders and facilitates an orderly transition for our majority shareholder.”

The Company’s transaction with BPW will be effected by means of an Agreement and Plan of Merger, pursuant to which BPW will merge with, and into, a subsidiary of Talbots.  Under the terms of the transaction:

•	Talbots to receive gross cash proceeds of up to $350 million, but in no event less than $300 million.
•	BPW common shares to be exchanged for the equivalent of $11.25 per BPW share in Talbots common shares through a floating exchange ratio of 0.9000 to 1.3235 Talbots share per BPW share.
•	50% of BPW public warrants to be exchanged for Talbots shares at an equivalent ratio of 10 BPW warrants per 1 BPW share and the remaining 50% to be exchanged for 16 to 23 million new Talbots warrants.
•
The sponsors and directors of BPW will forfeit a total of 1.85 million shares of BPW common stock for no consideration and will exchange all of their BPW warrants for Talbots shares pursuant to the same terms as provided for in the exchange offer.

•	Talbots other outstanding securities will remain unchanged.

Assuming no BPW shareholders exercise their rights to convert their shares of BPW common stock into cash equal to their pro rata share of the BPW trust account, after giving effect to the transaction, pre-merger Talbots stockholders (other than Aeon) will own between approximately 30.9% and 39.6% of the Talbots common stock.  Pre-merger BPW stockholders will own between approximately 60.4% and 69.1% of the Talbots common stock, depending on the exchange ratio.

In addition, Talbots entered into an Agreement with Aeon whereby Talbots will repay all $491 million of existing indebtedness held by Aeon and the Japanese banks and retire Aeon’s 29.9 million shares of Talbots for total cash consideration of $491 million and one million warrants at the market strike price set at closing. As a result, Aeon will own no Talbots debt or equity following consummation of the transactions.

In connection with the transactions, Talbots has obtained a commitment from GE Capital Corporation to provide up to $200 million in debt financing under a secured revolving credit facility.  The proceeds of this facility will be available for working capital of Talbots and, to the extent the proceeds of the BPW trust account are insufficient, for the payment of costs of the transaction and the repayment of debt.  The commitment is subject to customary conditions.

BPW will call a special meeting of its stockholders to approve the transaction and to approve an extension of the term of BPW’s existence beyond its existing expiration date of February 26, 2010.  If BPW stockholders approve the transaction and the extension, Talbots will launch an exchange offer for the exchange of BPW warrants for Talbots common stock or warrants as described above.  Aeon, as majority stockholder of Talbots, has approved the issuance of Talbots stock in the transaction and no further vote of the Talbots stockholders will be required to complete the transaction.

The transaction was negotiated and approved by Talbots audit committee, which is comprised solely of independent directors not affiliated with Aeon.

The transaction is subject to customary closing conditions, including expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.  In addition, the transaction is conditioned upon:

•	The approval of the transaction by BPW shareholders
•	Holders of at least 90% of BPW’s public warrant holders agreeing to exchange their warrants for Talbots common stock or warrants as described above
•	Consummation of the debt financing described above or alternative financing providing for net proceeds of no less than $200 million

The BPW acquisition, Aeon transaction and GE financing are expected to close concurrently in the first quarter of 2010.

Dewey & LeBoeuf LLP represented the independent Audit Committee of the
Talbots Board of Directors.  Day Pitney LLP and Paul, Weiss, Rifkind,
Wharton & Garrison LLP represented Talbots.

Barclays Capital and Perella Weinberg Partners LP were financial advisors to the independent Audit Committee of the Talbots Board of
Directors.

Third Quarter Earnings Conference Call Details

Talbots also announced today its third quarter 2009 earnings results and will host a conference call to discuss the results today, December 8, 2009, at 10:00 a.m. local time.  To listen to the live call, please dial 866-336-2423, passcode “TLB” or log on to www.theTalbotsinc.com/ir/ir.asp.At the time of the call a short presentation providing a transaction overview may also be accessed at www.theTalbotsinc.com. The call will be archived on its web site www.theTalbotsinc.com for a period of twelve months.  In addition, an audio replay of the call will be available shortly after its conclusion and archived through December 10, 2009.  This archived call may be accessed by dialing (800) 642-1687; passcode 44540924.

About The Talbots, Inc.
The Talbots, Inc. is a leading specialty retailer and direct marketer of women’s apparel, shoes and accessories. At the end of third quarter 2009, the Company operated 589 Talbots brand stores in 46 states, the District of Columbia, and Canada. Talbots brand on-line shopping site is located at www.talbots.com.

About BPW Acquisition Corp.
BPW Acquisition Corp. is a special purpose acquisition company formed in 2008 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more operating businesses.

Cautionary Statement and Certain Risk Factors to Consider

       In addition to the information set forth in this press release, you should carefully consider the risk factors and risks and uncertainties included in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, as well as in this press release below.

This press release contains forward-looking information within the meaning of The Private Securities Litigation Reform Act of 1995. These statements may be identified by such forward-looking terminology as “expect,” “achieve,” “plan,” “look,” “believe,” “anticipate,” “outlook,” “will,” “would,” “should,” “potential” or similar statements or variations of such terms. All of the information concerning our outlook, future liquidity, future financial performance and results, future credit facilities and availability, future cash flows and cash needs, and other future financial performance or financial position, as well as our assumptions underlying such information, constitute forward-looking information. Our forward looking statements are based on a series of expectations, assumptions, estimates and projections about the Company, are not guarantees of future results or performance, and involve substantial risks and uncertainty, including assumptions and projections concerning our liquidity, internal plan, regular-price and markdown selling, operating cash flows, and credit availability for all forward periods. Our business and our forward-looking statements involve substantial known and unknown risks and uncertainties, including the following risks and uncertainties:

•	our ability to satisfy the conditions to consummation of the transactions;

•
BPW’s ability to obtain the necessary support of its stockholders to approve the transactions, including the risk that the exercise of conversion rights by BPW’s stockholders, together with transaction costs incurred by BPW, may cause the balance of the BPW trust account to fall below the level necessary to consummate the transaction;

•	BPW’s and our ability to obtain the necessary participation of BPW warrant holders in the exchange of BPW warrants for Talbots stock or warrants;

•	our ability to satisfy the conditions to the $200 million credit commitment provided by GE or, failing that, to obtain sufficient alternative financing on a timely basis;

•	the availability of proceeds of the BPW trust account following any exercise by stockholder of their conversion rights and the incurrence of transaction expenses

•
the continuing material impact of the deterioration in the U.S. economic environment over the past two years on our business, continuing operations, liquidity, financing plans, and financial results, including substantial negative impact on consumer discretionary spending and consumer confidence, substantial loss of household wealth and savings, the disruption and significant tightening in the U.S. credit and lending markets, and potential long-term unemployment levels;

•
our level of indebtedness and our ability to refinance or otherwise address our short-term debt maturities, including all Aeon short-term indebtedness, on the terms or in amounts needed to satisfy these maturities and to address our longer-term maturities, as well as our working capital, strategic initiatives and other cash requirements;

•	any lack of sufficiency of available cash flows and other internal cash resources to satisfy all future operating needs and other Company cash requirements;

•
finalization of all arrangements and satisfaction of all conditions to Aeon commitment to finance near term indebtedness, including negotiation and preparation of loan documentation, any confirmatory due diligence, perfection of all liens, sufficiency of collateral, and satisfaction of all other borrowing conditions;

•
satisfaction of all borrowing conditions under all Aeon credit facilities including no events of default, accuracy of all representations and warranties, solvency conditions, absence of material adverse effect or change, and all other borrowing conditions;

•	risk of any default under our credit facilities;

•	our ability to achieve our 2009 financial plan for operating results, working capital, liquidity and cash flows;

•
risks associated with the appointment of and transition to a new exclusive global merchandise buying agent and that the anticipated benefits and cost savings from this arrangement may not be realized or may take longer to realize than expected, and risk that upon any cessation of the relationship for any reason we would be able to successfully transition to an internal or other external sourcing function;

•
our ability to continue to purchase merchandise on open account purchase terms at existing or future expected levels and with extended payment of accounts payable and risk that suppliers could require earlier or immediate payment or other security due to any payment concern or timing;

•	risks and uncertainties in connection with any need to source merchandise from alternate vendors;

•	any disruption in our supply of merchandise;

•	our ability to successfully execute, fund, and achieve our supply chain initiatives, anticipated lower inventory levels, cost reductions, and our other initiatives;

•
the risk that anticipated benefits from the sale of the J. Jill brand business may not be realized or may take longer to realize than expected and the risk that estimated or anticipated costs, charges and liabilities to settle and complete the transition and exit from and disposal of the J. Jill brand business, including both retained obligations and contingent risk for assigned obligations, may materially differ from or be materially greater than anticipated;

•	our ability to accurately estimate and forecast future regular-price and markdown selling, operating cash flows and other future financial results and financial position;

•	the success and customer acceptance of our merchandise offerings;

•	future store closings and success of and necessary funding for closing underperforming stores;

•	risk of impairment of goodwill and other intangible and long-lived assets; and

•	the risk of continued compliance with NYSE continued listing conditions.

All of our forward-looking statements are as of the date of this press release only. In each case, actual results may differ materially from such forward-looking information. The Company can give no assurance that such expectations or forward-looking statements will prove to be correct. An occurrence of or any material adverse change in one or more of the risk factors or risks and uncertainties referred to in this press release or included in our periodic reports filed with the Securities and Exchange Commission could materially and adversely affect our continuing operations and our future financial results, cash flows, prospects, and liquidity. Except as required by law, the Company does not undertake or plan to update or revise any such forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections, or other circumstances affecting such forward-looking statements occurring after the date of this release, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. Any public statements or disclosures by us following this release which modify or impact any of the forward-looking statements contained in this release will be deemed to modify or supersede such statements in this release.

Additional Information and Where to Find It

Talbots intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, and Talbots and BPW expect to file with the SEC and mail to BPW’s security holders a proxy statement/prospectus, containing information about the transaction.  Investors and security holders of BPW and Talbots are urged to read the proxy statement/prospectus and other relevant materials when they become available because they will contain important information about BPW, Talbots and the proposed transaction.  BPW and Talbots file annual, quarterly and current reports, proxy statements and other information with the SEC.  Investors and security holders may obtain a free copy of the proxy statement/prospectus and other relevant documents (when they become available) and any other documents filed with the SEC at its website at www.sec.gov.  These documents may also be obtained free of charge from Talbots by requesting them in writing to Investor Relations Department, One Talbots Drive, Hingham, MA 02043 or by telephone at (781) 741-4500.  The documents filed by BPW may also be obtained by requesting them in writing to Arjay (Richard) Jensen, SVP of BPW at BPW Acquisition Corp., 750 Washington Boulevard, Stamford, CT 06901 or by telephone at (212) 287-3310.

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Important Additional Information and Where to Find It

Talbots intends to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and Talbots and BPW intend to file with the SEC and mail to their respective security holders an Information Statement/Proxy Statement/Prospectus in connection with the transaction.  Talbots intends to file a tender offer statement and other documents, as required, with the SEC in connection with the warrant exchange offer.  Investors and security holders are urged to read the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the tender offer statement carefully when they are available because they contain important information.  Investors and security holders will be able to obtain free copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus the tender offer statement and other documents filed with the SEC by Talbots and BPW through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the tender offer statement when they become available from Talbots by requesting them in writing at Investor Relations Department,  One Talbots Drive, Hingham, MA 02043, or by telephone at (781) 741-4500.  The documents filed by BPW may also be obtained by requesting them in writing to BPW at BPW Acquisition Corp., Arjay (Richard) Jensen, SVP at BPW Acquisition Corp., 767 Fifth Avenue, 5th Floor, NY, NY 10153, or by telephone at (212) 287-3310.

Talbots and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of BPW in connection with the transaction described herein.  You can find information regarding these directors and executive officers in Talbots definitive proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2009.  This document is available free of charge at the SEC’s web site at www.sec.gov and through Talbots by requesting it in writing at Investor Relations Department,  One Talbots Drive, Hingham, MA 02043, or by telephone at (781) 741-4500.  Investors and security holders may obtain additional information regarding the interests of such participants by reading the Information Statement/Proxy Statement/Prospectus Talbots and BPW will file with the SEC when it becomes available.

BPW and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the security holders of BPW in connection with the transaction described herein.  You can find information regarding these directors and executive officers in BPW’s Annual Report on Form 10-K for its fiscal year ended December 31, 2008, which was filed with the SEC on March 30, 2009. This document is available free of charge at the SEC’s web site at www.sec.gov and from BPW by requesting it in writing to BPW at BPW Acquisition Corp., Arjay (Richard) Jensen, SVP at BPW Acquisition Corp., 767 Fifth Avenue, 5th Floor, NY, NY 10153, or by telephone at (212) 287-3310.  Investors and security holders may obtain additional information regarding the interests of such participants by reading the Information Statement/Proxy Statement/Prospectus Talbots and BPW will file with the SEC when it becomes available.